January 28, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:		Irene Paik

	Re:	Itamar Medical Ltd.
Registration Statement on Form F-1
CIK No. 0001613170

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement and offering, we, the representative of the underwriters (the “Representative”), in accordance with Rule 461 of the Securities Act, hereby join in the request of the registrant that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. Eastern Time, on January 30, 2020 or as soon thereafter as practicable.

We wish to advise you that we have not delivered any copies of the Preliminary Prospectus dated January 28, 2020 (the “Preliminary Prospectus”) through the date hereof, but pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we will distribute to underwriters, dealers, institutions and others as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned Representative, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

[signature page follows]

Very truly yours,

Piper Sandler & Co.
For itself and as representative
of the syndicate of underwriters for the offering

By Piper Sandler & Co.

By:	/s/ Neil A. Riley
Neil A. Riley
Managing Director
Equity Capital Markets